UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Certificate Pursuant to Rule 24
              Under the Public Utility Holding Company Act of 1935

                                    Filed by

                             National Grid Group plc


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, National Grid Group plc ("National Grid") certifies that, as described in the declaration on Form U-1 in File 70-10066 (the "Declaration"), which was allowed to become effective by order of the Commission in Public Utility Holding Company Act Release No. 27538 (June 12,
2002), National Grid solicited proxies from its shareholders as described in the Declaration. National Grid certifies that these transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration and of the Commission's order with respect thereto.

Exhibits

Exhibit B-1(b) Final Circular (filed on Form SE).

Exhibit B-2(b)    Final Listing Particulars (filed on Form SE).

Exhibit B-3(b) Final proxy cards and answers to expected shareholder questions (filed on Form SE).

F-2  "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Grid has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                            //s//Kirk L. Ramsauer
                                            Kirk L. Ramsauer
                                            Deputy General Counsel
                                            National Grid USA

Date:    June 26, 2002